United States securities and exchange commission logo





                             November 27, 2023

       Martin Kay
       Chief Executive Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed November 15,
2023
                                                            File No. 333-275210

       Dear Martin Kay:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Form S-1 filed November 15, 2023

       Cover Page

   1. In the fourth paragraph you disclose that your shares are listed on NASDAQ. Revise this section to disclose
that you received a notice from NASDAQ that you do not meet the minimum bid, and may be
delisted if your share price does not recover.
   2. Revise the cover page to describe the underwriting arrangements for this offering. See
                                                        Item 501(b)8 of
Regulation S-K.
       Our Business, page 3

   3. Where you discuss your revenues and gross profits for the years ended April 30, 2023 and
                                                        April 30, 2022, and for
the three months ended July 31, 2023 and July 31, 2022, please clarify which portion
of the profits are cash collected or otherwise represent another receivable. Please also
disclose whether a significant portion of your gross
 Martin Kay
FirstName  LastNameMartin Kay
Netcapital Inc.
Comapany 27,
November    NameNetcapital
                2023       Inc.
November
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FirstName LastName
         profit represents cash collected from entities in which you own equity and, if so, quantify the proportion of profit the entities in which you own equity contributed towards your gross profit for each period covered in this registration statement.
4. We note that you disclosed the number of offerings closed on the Netcapital funding portal in fiscal 2023 and 2022. With a view towards balanced disclosure, please disclose the total number of offerings hosted on the Netcapital funding portal and specify the number of offerings that did not close or did not raise the offering amount sought in fiscal
         2023 and 2022.
5. For the periods covered in this registration statement, please quantify the number of companies that hosted offerings on your funding portal in which you, your subsidiaries, your officers, directors or key control people, or companies controlled by your officers, directors or key control people, own equity. Please also disclose here, and in Certain
         Relationships and Related Party Transactions or elsewhere as appropriate, the extent to which securities offered on your funding portal are controlled by you, your subsidiaries, your officers, directors or key control people or companies affiliated with such individuals before they listed their offerings on the funding portal.
Case Studies, page 5

6. The case studies must present a balanced picture of the type of offering made on your platform, and the success of those offerings and the related income to Netcapital. Balance the presentation to disclose the total number of offerings made on your site, the number that were funded, and the average revenue to Netcapital from the average offering. Alternatively, if you conclude that these case studies are not representative of the average offering on your platform, remove the disclosure. Make similar changes to the disclosure beginning on page 33.
7.       Please revise this section to provide the following disclosures:
             Disclose whether you, your subsidiaries, your officers, directors, or key personnel, or companies affiliated with such persons own an equity stake in any of the companies highlighted in the case studies, and the nature of such ownership, if any.
             For each case study, disclose whether the highlighted companies went on to deliver the product or service it marketed to its investors during the offerings hosted on your funding platform.
Key Metrics of our Funding Portal, page 35

8. We note your disclosure of the number of offerings launched and funded. Please disclose the number of companies in which you, your subsidiaries, your officers, directors, or their affiliates, or any companies owned or otherwise affiliated with such related persons own equity, if any.
9. We also note your disclosure of the percentage of revenues attributed to certain customers.
         Please disclose the identity of these key customers. Disclose whether you own the equity
 Martin Kay
Netcapital Inc.
November 27, 2023
Page 3
       or other securities of these customers, and the amount of any outstanding accounts receivable payable to Netcapital by those customers. Finally, clarify if these customers are owned, directly or indirectly, by your officers, directors, or other affiliates, or by companies owned or otherwise affiliated with such related persons. Proposed ATS Relationship, page 36

10. Please clarify whether Netcapital or the users of Netcapital that access and use the
       Templum ATS have the ability to undertake the actions/access the information in the
       Secondary Trading - Continuous Market portion of the Technology Services Outline and
       Descriptions (Schedule IV of the Templum License) as included as Exhibit 10.12.
11. Please clarify whether Netcapital facilitates any subscriber arrangements between
       Netcapital and Templum.
12. We note that the Netcapital funding portal will have access to information and logs of customer activity. Given that you own securities in companies that host offerings on the funding portal and may be subject to secondary trading via the Templum ATS, please disclose whether there are any controls or procedures in place governing the treatment and handling of this information, particularly with respect to your investment activities, and describe the key elements of such controls or procedures.
Exhibits

13. Exhibit 10.12 appears to contain portions of redacted information. Please mark the exhibit index to indicate that portions of this exhibit have been omitted. Refer to Regulation S-K,
       Item 601(b)(10)(iv).
14. Exhibit 10.13 is described as the Form of Securities Purchase Agreement between
       Netcapital Inc. and certain institutional investors dated May 23, 2023, but appears to direct to Exhibit 10.12, the Software License and Services Agreement between Templum,
       Inc. and Netcapital Systems LLC dated January 2, 2023. Please ensure the described exhibit matches the hyperlinked form.
      Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-
3419 with any other questions.



                                                             Sincerely,
FirstName LastNameMartin Kay
                                                             Division of
Corporation Finance
Comapany NameNetcapital Inc.
                                                             Office of Finance
November 27, 2023 Page 3
cc:       Gregory R. Carney, Esq.
FirstName LastName